VIA EDGAR CORRESPONDENCE

May 14, 2018

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Aetna Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 23, 2018
File No. 001-16095

Ladies and Gentlemen:

We are in receipt of the letter from the Securities and Exchange Commission to Aetna Inc. (“Aetna”) dated April 30, 2018, referenced above (references in this letter and enclosure to the terms “we,” “our,” or “us” refer to Aetna and its subsidiaries). With respect to the Staff’s comments, enclosed herewith please find Aetna’s response. For ease of reference, the Staff’s comments have been reprinted in the enclosure to this letter immediately prior to our response thereto.

Please call Heather Dixon at 860-273-2473 if you or other members of the Staff have questions regarding our response.

Very truly yours,

AETNA INC.

By:	/s/ Heather Dixon
Name:	Heather Dixon
Title:	Vice President, Controller and
Chief Accounting Officer

Enclosure - Response to the Staff’s comments to Aetna contained in a letter dated April 30, 2018
Staff comment reprinted in Italic Text - Aetna response follows

Aetna Inc. Response to SEC Staff Letter dated April 30, 2018

Aetna Inc. Form 10-K for the year ended December 31, 2017 (the “10-K”)

Notes to Consolidated Financial Statements
3. Acquisition, Divestiture, Terminated Acquisition and Terminated Divestiture
Divestiture of Group Life Insurance, Group Disability Insurance, and Absence Management Businesses, page 105

1.	Regarding the Group Insurance sale, please provide us:

•	the journal entries to record the sale day one as well as the day two entries through December 31, 2017;

•
an analysis showing your calculation of the pre-tax $1.1 billion expected gain that presents, by reinsurance portion (i.e. prospective, retroactive), the amount recognized day one, the amount recognized day two through December 31, 2017, and the amount classified as other current liabilities versus as other long-term liabilities at December 31, 2017; and

•	the authoritative literature that supports your accounting and, in particular, recording a gain with respect to the prospective reinsurance portion.

Our Response:
Background
On November 1, 2017 (the “Closing Date”), we completed the sale of our domestic group life insurance, group disability insurance and absence management businesses (the “Group Insurance sale”) to Hartford Life and Accident Insurance Company (“HLAIC”) for a ceding commission of $1.45 billion. The transaction was accomplished through an indemnity reinsurance arrangement, under which HLAIC contractually assumed our policyholder liabilities and obligations under the reinsured contracts, although we remain directly obligated to policyholders. Investments and cash related to and supporting the reinsured life and disability insurance policies were transferred to a trust established by HLAIC for our benefit, and we recorded a reinsurance receivable from HLAIC.

The substantial majority of the insurance contracts reinsured to HLAIC are classified as short-duration contracts as (a) the contract provides insurance protection for a fixed period of short duration and (b) the contract enables the insurer to cancel the contract or to adjust the provisions of the contract at the end of any contract period. Pursuant to Accounting Standards Codification (“ASC”) 944-20-15-41, in order for a short-duration contract to qualify for reinsurance accounting the following two criteria must be met: (i) the reinsurer assumes significant insurance risk under the reinsured portions of the underlying insurance contract; and (ii) it is reasonably possible that the reinsurer may realize a significant loss from the transaction. Since both of these criteria were met, we concluded the Group Insurance sale qualifies for reinsurance accounting. The Group Insurance sale includes both reinsurance for insurance liabilities existing as of the Closing Date (accounted for as retroactive reinsurance) and reinsurance for liabilities to be incurred from future insurable events (accounted for as prospective reinsurance).

The Group Insurance sale resulted in a projected pre-tax deferred gain of approximately $1.1 billion. As further described below, the majority of the expected gain resulting from this transaction relates to the prospective provisions of the reinsurance contract. We expect the reinsured insurance contracts, many of which are subject to multi-year rate guarantees (often for three-year durations), to migrate from Aetna insurance contracts to HLAIC insurance contracts over a period of approximately three years subsequent to the Closing Date. Accordingly, we expect to recognize the majority of the pre-tax deferred gain before the end of 2020.

The following table summarizes our accounting for the pre-tax deferred gain related to the Group Insurance sale on the Closing Date through December 31, 2017, including the portions of the pre-tax deferred gain at December 31, 2017 classified as current and long-term.

(millions)	Prospective reinsurance	Retroactive reinsurance	Total reinsurance
Pre-tax deferred gain at November 1, 2017	$947	$149	$1,096
Pre-tax gain recognized day one	—	—	—
Pre-tax gain recognized during Q4 2017	(83)	(5)	(88)
Pre-tax deferred gain at December 31, 2017	$864	$144	$1,008
Current portion of pre-tax deferred gain at December 31, 2017	454	24	478
Long-term portion of pre-tax deferred gain at December 31, 2017	410	120	530

Each of the items summarized in the table above is discussed in further detail below.

Deferred gain calculation (Day one entries)
On the Closing Date, we recorded the following journal entries to record the Group Insurance sale:

(i)	The $1.45 billion ceding commission received from HLAIC was adjusted for the items detailed in (ii) and (iii) below to determine the total pre-tax deferred gain amount.

(ii)
In determining the total pre-tax deferred gain amount, the $1.45 billion was reduced by approximately $360 million due to Aetna transferring to HLAIC investments and cash with a fair value in excess of the net insurance liabilities ceded to HLAIC as of the Closing Date as further detailed below:

•
Investments and cash - The fair value of investments and cash transferred to HLAIC on the Closing Date to support the ceded insurance policies of approximately $3.33 billion was removed from our Consolidated Balance Sheet.

•
Reinsurance Payable - We established a reinsurance payable related to insurance assets (premium receivables, external reinsurance recoverables, etc.) that were ceded to HLAIC of approximately $130 million.

•	Reinsurance Recoverable - We established a reinsurance recoverable of approximately $3.10 billion equal to the insurance liabilities ceded to HLAIC.

(iii)
In determining the total pre-tax deferred gain amount, the $1.45 billion was also increased by approximately $5 million (net) to reflect other items directly related to the Group Insurance sale, which include:

•	Realized capital gains related to the investments transferred to HLAIC which were previously recorded in accumulated other comprehensive income;

•	Other adjustments to assets and liabilities supporting the reinsured business;

•	Direct costs to enter into the indemnity reinsurance arrangement and accomplish the transaction; and

•	The goodwill associated with the relative fair value of the reinsured businesses compared to the retained businesses within Aetna’s Group Insurance reporting unit.

Based on all of the considerations identified above, on the Closing Date we recorded a total pre-tax deferred gain of approximately $1.1 billion as a result of the transaction.

None of the deferred gain from the Group Insurance sale was recognized immediately on day one. The period over which the deferred gain will be amortized into earnings is detailed below.

Classification of deferred gain between prospective and retroactive provisions (Day one entries)
Our indemnity reinsurance contract with HLAIC includes both prospective and retroactive reinsurance provisions. Prospective reinsurance occurs when an assuming entity agrees to reimburse a ceding entity for liabilities incurred from future insurable events, whereas retroactive reinsurance occurs when an assuming entity agrees to reimburse a ceding entity for liabilities incurred from past insurable events.

ASC 944-605-25-21 specifies that separate accounting should be followed for prospective and retroactive provisions within the same reinsurance contract.

“If practicable, prospective and retroactive provisions included within a single contract shall be accounted for separately. The Reinsurance Contracts Subsections of this Subtopic do not require any specific method for allocating reinsurance premiums to the prospective and retroactive portions of a contract. However, separate accounting for the prospective and retroactive portions of a contract may take place only when an allocation is practicable. Practicability requires a reasonable basis for allocating the reinsurance premiums to the risks covered by the prospective and retroactive portions of the contract, considering all amounts paid or deemed to have been paid regardless of the timing of payment. If separate accounting for prospective and retroactive provisions included within a single contract is impracticable, the contract shall be accounted for as a retroactive contract provided the conditions for reinsurance accounting are met. Impracticable is used in the sense used in paragraph 825-10-50-17 to mean that the prospective and retroactive provisions can be accounted for separately without incurring excessive costs.”

In order to bifurcate the total pre-tax deferred gain of approximately $1.1 billion between the prospective and retroactive portions of the reinsurance contract, we obtained an independent third party appraisal of both (a) the total value of the businesses ceded to HLAIC, which included future renewals, new business projections and projected liabilities from future insurable events (the “Total Appraisal Value”) and (b) the value of the runoff of reserves ceded to HLAIC on the Closing Date that related to past insurable events (the “Runoff of Reserves”). We then compared the Runoff of Reserves to the Total Appraisal Value as our basis for allocating the total pre-tax deferred gain between the retroactive and prospective portions of the reinsurance contract. Using this methodology, the appraisal value of the Runoff of Reserves represented 13.6% of the Total Appraisal Value. Accordingly, (i) 13.6% of the total pre-tax deferred gain ($149 million) was determined to relate to the retroactive provisions of the reinsurance contract; and (ii) the remaining 86.4% of the total pre-tax deferred gain ($947 million) was determined to relate to the prospective provisions of the reinsurance contract. We also assessed the value of the long duration insurance contracts ceded to HLAIC and concluded the value associated with those contracts was a de minimis portion of the total value of the businesses ceded to HLAIC.

Prospective reinsurance deferred gain recognition methodology
Under ASC 944-40-25-33, when a reinsurance contract does not extinguish the ceding entity’s liability to the policyholder, the ceding entity is not permitted to immediately recognize the reinsurance gains related to the reinsurance contract, and those gains should be deferred. The guidance in ASC 944-605-35-8 further specifies the methodology to be used in amortizing deferred prospective reinsurance gains into earnings:

“Prepaid reinsurance premiums recognized under paragraph 944-605-25-20 shall be amortized over the remaining contract period in proportion to the amount of insurance protection provided. If the amounts paid are subject to adjustment and can be reasonably estimated, the basis for amortization shall be the estimated ultimate amount to be paid.”

Accordingly, the $947 million pre-tax deferred gain relating to the prospective provisions of the reinsurance contract has been and will continue to be amortized into our earnings over our expected remaining customer contract period in proportion to premium revenue earned, which is indicative of the amount of insurance protection provided. We expect Aetna customers whose insurance contracts have been reinsured to HLAIC to migrate from Aetna insurance contracts to HLAIC insurance contracts (i) on the next contract renewal date after January 1, 2019, for our insurance contracts that do not have multi-year rate guarantees and (ii) for our contracts that have multi-year rate guarantees, on the earlier of the expiration of the rate guarantee or by the end of 2020.

We estimated the amortization period for the prospective reinsurance portion of the pre-tax deferred gain at the Closing Date based on our best estimates of the timing of customer contract migrations to HLAIC and the related annualized customer premium revenue as described above. We will update our best estimate of the amortization period on a quarterly basis to reflect actual activity (sales, lapses, changes in renewal dates, etc.) and record adjustments to the recognition of the prospective portion of pre-tax deferred gain as appropriate.

Retroactive reinsurance deferred gain recognition methodology
Under ASC 944-605-25-22, when the insurance liabilities reinsured under a retrospective contract exceed the consideration paid, the ceding company is not permitted to immediately recognize the gain related to the difference between those two amounts, and the gain should be deferred. ASC 944-605-35-9 requires the ceding company to amortize the deferred gain over the estimated settlement period of the insurance liabilities reinsured. Accordingly, we deferred the $149 million retroactive reinsurance portion of the pre-tax gain at closing and will recognize that gain over the estimated settlement period of the reserves that existed as of the Closing Date, which is expected to be up to approximately 30 years due to the long-tail nature of certain of the insurance liabilities ceded to HLAIC.

Fourth quarter 2017 entries
During the fourth quarter of 2017, we recorded the following activity related to the Group Insurance sale:

•
Recognized $88 million pre-tax of other revenue related to the amortization of the pre-tax deferred gain balance. Approximately $83 million pre-tax of the deferred gain recognition related to the prospective reinsurance portion of the deferred gain. The remainder of the deferred gain recognition related to the retroactive reinsurance portion of the deferred gain.

•	Recorded the current versus long-term classification of the pre-tax deferred gain liability in accrued expenses and other current liabilities and other long-term liabilities. At

December 31, 2017, approximately $1.0 billion remained on our Consolidated Balance Sheet related to the pre-tax deferred gain related to the Group Insurance sale. Based on the deferred gain amortization schedules we created for both the retroactive and prospective provisions of the reinsurance contract: (a) we recorded the $478 million portion of the pre-tax deferred gain expected to be recognized into our earnings over the next twelve months within accrued expenses and other current liabilities on our Consolidated Balance Sheet at December 31, 2017; and (b) we recorded the remaining $530 million of the pre-tax deferred gain, which is not expected to be recognized into our earnings over the next twelve months, within other long-term liabilities on our Consolidated Balance Sheet at December 31, 2017. The pre-tax deferred gain expected to be recognized into our earnings over the next twelve months primarily relates to the prospective provisions of the reinsurance contract.

•
Recorded adjustments to the reinsurance recoverable and reinsurance payable balances to reflect ordinary course activity related to our reinsurance contract with HLAIC from November 1, 2017 through December 31, 2017. These entries had no impact on our Consolidated Statement of Income.

Conclusion:
We believe our accounting for the Group Insurance sale is in accordance with the authoritative literature included in ASC 944 and is appropriately disclosed in our Form 10-K for the fiscal year ended December 31, 2017.